UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

LexinFintech Holdings Ltd.

(Name of Issuer)

Class A Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

528877 103**

(CUSIP Number)

Jon Robert Lewis

33/F, Three Pacific Place

1 Queen's Road East

Hong Kong

+852 3719 3338

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 15, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
**	This CUSIP number applies to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on The Nasdaq Global Select Market under the symbol “LX.” Each ADS represents two Class A Ordinary Shares. No CUSIP has been assigned to the Class A Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 528877 103

1.	NAMES OF REPORTING PERSONS PAGAC Lemongrass Holding I Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 12,714,290 Class A Ordinary Shares
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 12,714,290 Class A Ordinary Shares
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,714,290 Class A Ordinary Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.9% of the Class A Ordinary Shares (or 3.8% of the total Ordinary Shares assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares) [1]
14.	TYPE OF REPORTING PERSON CO

1. The percentage of shares beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 245,866,026 Class A Ordinary Shares and 80,189,163 Class B Ordinary Shares issued and outstanding as of February 28, 2023, as reported by the Issuer in its annual report on Form 20-F filed with the SEC on April 26, 2023. Class B Ordinary Shares are convertible at any time by the holder into Class A Ordinary Shares on a one-for-one basis.

CUSIP No. 528877 103

1.	NAMES OF REPORTING PERSONS PAG Capital Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 12,714,290 Class A Ordinary Shares
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 12,714,290 Class A Ordinary Shares
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,714,290 Class A Ordinary Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.9% of the Class A Ordinary Shares (or 3.8% of the total Ordinary Shares assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares) [1]
14.	TYPE OF REPORTING PERSON CO

1. The percentage of shares beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 245,866,026 Class A Ordinary Shares and 80,189,163 Class B Ordinary Shares issued and outstanding as of February 28, 2023, as reported by the Issuer in its annual report on Form 20-F filed with the SEC on April 26, 2023. Class B Ordinary Shares are convertible at any time by the holder into Class A Ordinary Shares on a one-for-one basis.

CUSIP No. 528877 103

1.	NAMES OF REPORTING PERSONS Pacific Alliance Group Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 12,714,290 Class A Ordinary Shares
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 12,714,290 Class A Ordinary Shares
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,714,290 Class A Ordinary Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.9% of the Class A Ordinary Shares (or 3.8% of the total Ordinary Shares assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares) [1]
14.	TYPE OF REPORTING PERSON CO

_____________________

1. The percentage of shares beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 245,866,026 Class A Ordinary Shares and 80,189,163 Class B Ordinary Shares issued and outstanding as of February 28, 2023, as reported by the Issuer in its annual report on Form 20-F filed with the SEC on April 26, 2023. Class B Ordinary Shares are convertible at any time by the holder into Class A Ordinary Shares on a one-for-one basis.

CUSIP No. 528877 103

1.	NAMES OF REPORTING PERSONS PAG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 12,714,290 Class A Ordinary Shares
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 12,714,290 Class A Ordinary Shares
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,714,290 Class A Ordinary Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.9% of the Class A Ordinary Shares (or 3.8% of the total Ordinary Shares assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares) [1]
14.	TYPE OF REPORTING PERSON CO

1. The percentage of shares beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 245,866,026 Class A Ordinary Shares and 80,189,163 Class B Ordinary Shares issued and outstanding as of February 28, 2023, as reported by the Issuer in its annual report on Form 20-F filed with the SEC on April 26, 2023. Class B Ordinary Shares are convertible at any time by the holder into Class A Ordinary Shares on a one-for-one basis.

This Amendment No. 9 (this “Amendment”) supplements and amends the Schedule 13D filed on September 26, 2019, the Schedule 13D/A filed on March 20, 2023, the Schedule 13D/A filed on April 24, 2023, the Schedule 13D/A filed on May 18, 2023, the Schedule 13D/A filed on June 16, 2023, the Schedule 13D/A filed on July 18, 2023, the Schedule 13D/A filed on August 16, 2023, the Schedule 13D/A filed on September 20, 2023 and the Schedule 13D/A filed on October 17, 2023 by the Reporting Persons (as defined below) (as so amended, the “Schedule 13D”), relating to the Class A Ordinary Shares (“Class A Ordinary Shares”), par value US$0.0001 per share, of LexinFintech Holdings Ltd., a Cayman Islands exempted company (the “Issuer”). This Amendment is being filed in connection with the repurchase by the Issuer of a portion of the convertible senior note dated September 16, 2019 (the “Convertible Note”) held by the Reporting Persons pursuant to that certain Repurchase Agreement between the Issuer and the Reporting Persons dated March 13, 2023 (the “Repurchase Agreement”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

This Amendment is being filed by:

(1)       PAGAC Lemongrass Holding I Limited (“PAGAC Lemongrass”);

(2)       PAG Capital Limited;

(3)       Pacific Alliance Group Limited; and

(4)       PAG (formerly known as PAG Holdings Limited).

This Amendment No. 9 is the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a) – (b) The following disclosure is based on 245,866,026 Class A Ordinary Shares and 80,189,163 Class B Ordinary Shares issued and outstanding as of February 28, 2023, as reported by the Issuer in its annual report on Form 20-F filed with the SEC on April 26, 2023. Class B Ordinary Shares are convertible at any time by the holder into Class A Ordinary Shares on a one-for-one basis.

As of the date of this filing, PAGAC Lemongrass directly owns US$89 million principal amount of the Convertible Note, which is convertible into 12,714,290 Class A Ordinary Shares of the Issuer. PAGAC Lemongrass is controlled by PAG Capital Limited, which in turn is controlled by Pacific Alliance Group Limited. Pacific Alliance Group Limited is controlled by PAG. Each of PAG Capital Limited, Pacific Alliance Group Limited and PAG may be deemed to have the sole voting and dispositive powers with respect to the Class A Ordinary Shares beneficially owned by PAGAC Lemongrass Holding I Limited.

(c) Pursuant to the Repurchase Agreement, the Issuer repurchased US$18 million principal amount of the Convertible Note on October 16, 2023, and US$18 million principal amount of the Convertible Note on November 15, 2023. The principal amount outstanding under the Convertible Note was US$89 million immediately following such repurchase.

Except as set forth herein, none of the Reporting Persons has effected any transactions in the Ordinary Shares during the 60 days preceding the filing of this Amendment.

(e) November 15, 2023.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2023

PAGAC LEMONGRASS Holding I Limited

By:	/s/ Jon Robert Lewis
Name: Jon Robert Lewis
Title: Authorized Signatory

PAG Capital Limited

By:	/s/ Jon Robert Lewis
Name: Jon Robert Lewis
Title: Authorized Signatory

PACIFIC ALLIANCE GROUP LIMITED

By:	/s/ Jon Robert Lewis
Name: Jon Robert Lewis
Title: Director

PAG

By:	/s/ Derek Roy Crane
Name: Derek Roy Crane
Title: Director